Orbis
Grupa Hotelowa

Warsaw, July 20, 2010


10016120


SEC MAIL PROCESSING
RECEIVED
JUL 29 2010
WASH, D.C.
211
SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the current report no. 20/2010 concerning information on the level of revenues of the Orbis Group in the period January-June 2010 to the Polish Financial Supervision Authority in Warsaw.

Best regards,

Marcin Szewczykowski



Member of the Management Board



ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

82 - 5025

Current report no 20/2010
July 20, 2010

Subject: Information concerning the level of revenues of the Orbis Group during the period January – June 2010.

In order to simultaneously inform shareholders about expected revenues of the Company, in connection with the wording of Article 20 of the Act of July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies (official journal "Dz.U." of 2009, No 185, item 1439), „Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby submits initial information concerning the revenues of the Orbis Group during the period January – June 2010 which totaled PLN 399.0 million. This figure will be reviewed within the frame of compiling the interim financial report for the 1st half of 2010. The initial information concerning revenues does not include revenues of PBP Orbis Sp. z o.o. (well-known under the Orbis Travel brand); the shares in PBP Orbis Sp. z o.o. were sold pursuant to the agreement executed on January 6, 2010.